FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January, 2023

001-14832
(Commission File Number)

CELESTICA INC.
(Translation of registrant’s name into English)

5140 Yonge Street, Suite 1900
Toronto, Ontario
Canada M2N 6L7
(416) 448-5800
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into all effective registration statements (and into any prospectus that forms a part of any such registration statement) filed by Celestica Inc. with the Securities and Exchange Commission, and deemed to be a part thereof, from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by Celestica Inc. under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended.

Furnished Herewith (and incorporated by reference herein)
Exhibit No.    Description

99.1    Celestica Inc.'s Unaudited Interim Condensed Consolidated Financial Statements for the quarter and year ended December 31, 2022 and accompanying notes thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.

Date: January 25, 2023	By:	/s/ Robert Ellis
Robert Ellis
Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.    Description

99.1    Celestica Inc.'s Unaudited Interim Condensed Consolidated Financial Statements for the quarter and year ended December 31, 2022 and accompanying notes thereto